UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Luckin Coffee Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000002 per share

(Title of Class of Securities)

54951L109(1)

(CUSIP Number)

January 17, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐        Rule 13d-1(b)

☐        Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1) This CUSIP number applies to the Issuer’s American Depositary Shares (ADSs), each representing eight Class A ordinary shares of the Issuer

CUSIP NO.:	54951L109

(1)	NAME OF REPORTING PERSONS
Lucky Cup Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
136,172,000 Class B ordinary shares(1)
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
136,172,000 Class B ordinary shares(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,172,000 Class B ordinary shares(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7% (2)
(12)	TYPE OF REPORTING PERSON*
CO

(1) Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 10.4% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

(2) Percentage calculated based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares issued and outstanding as of January 17, 2020 upon the completion of the offering and the full exercise of the option to purchase additional ADSs by the underwriters.

2

CUSIP NO.:	54951L109

(1)	NAME OF REPORTING PERSONS
Fortunate Cup Holdings Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
8,606,500 Class B ordinary shares(1)
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
8,606,500 Class B ordinary shares(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,606,500 Class B ordinary shares(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.4%(2)
(12)	TYPE OF REPORTING PERSON*
CO

(1) Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 0.7% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

(2) Percentage calculated based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares issued and outstanding as of January 17, 2020 upon the completion of the offering and the full exercise of the option to purchase additional ADSs by the underwriters.

3

CUSIP NO.:	54951L109

(1)	NAME OF REPORTING PERSONS
Centurium Capital Partners 2018, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
144,778,500 Class B ordinary shares(1)
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
144,778,500 Class B ordinary shares(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,778,500 Class B ordinary shares(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%(2)
(12)	TYPE OF REPORTING PERSON*
PN

(1) Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 11.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

(2) Percentage calculated based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares issued and outstanding as of January 17, 2020 upon the completion of the offering and the full exercise of the option to purchase additional ADSs by the underwriters.

4

CUSIP NO.:	54951L109

(1)	NAME OF REPORTING PERSONS
Centurium Capital Partners 2018 GP Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
144,778,500 Class B ordinary shares(1)
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
144,778,500 Class B ordinary shares(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,778,500 Class B ordinary shares(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%(2)
(12)	TYPE OF REPORTING PERSON*
CO

(1) Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 11.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

(2) Percentage calculated based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares issued and outstanding as of January 17, 2020 upon the completion of the offering and the full exercise of the option to purchase additional ADSs by the underwriters.

5

CUSIP NO.:	54951L109

(1)	NAME OF REPORTING PERSONS
Centurium Holdings Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
144,778,500 Class B ordinary shares(1)
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
144,778,500 Class B ordinary shares(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,778,500 Class B ordinary shares(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%(2)
(12)	TYPE OF REPORTING PERSON*
CO

(1) Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 11.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

(2) Percentage calculated based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares issued and outstanding as of January 17, 2020 upon the completion of the offering and the full exercise of the option to purchase additional ADSs by the underwriters.

6

CUSIP NO.:	54951L109

(1)	NAME OF REPORTING PERSONS
Centurium Holdings (BVI) Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
144,778,500 Class B ordinary shares(1)
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
144,778,500 Class B ordinary shares(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,778,500 Class B ordinary shares(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%(2)
(12)	TYPE OF REPORTING PERSON*
CO

(1) Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 11.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

(2) Percentage calculated based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares issued and outstanding as of January 17, 2020 upon the completion of the offering and the full exercise of the option to purchase additional ADSs by the underwriters.

7

CUSIP NO.:	54951L109

(1)	NAME OF REPORTING PERSONS
Hui Li
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
144,778,500 Class B ordinary shares(1)
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
144,778,500 Class B ordinary shares(1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,778,500 Class B ordinary shares(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1%(2)
(12)	TYPE OF REPORTING PERSON*
IN

(1) Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 11.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

(2) Percentage calculated based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares issued and outstanding as of January 17, 2020 upon the completion of the offering and the full exercise of the option to purchase additional ADSs by the underwriters.

8

Item 1(a).	Name of Issuer:

Luckin Coffee Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17/F Block A, Tefang Portman Tower, No.81 Zhanhong Road Siming District, Xiamen, Fujian, People’s Republic of China 361008

Item 2(a).	Name of Person Filing:

Lucky Cup Holdings Limited

Fortunate Cup Holdings Limited

Centurium Capital Partners 2018, L.P.

Centurium Capital Partners 2018 GP Ltd.

Centurium Holdings Ltd.

Centurium Holdings (BVI) Ltd.

Hui Li

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For each of Lucky Cup Holdings Limited, Fortunate Cup Holdings Limited, Centurium Capital Partners 2018, L.P., Centurium Capital Partners 2018 GP Ltd., and Centurium Holdings Ltd.:

PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

For Centurium Holdings (BVI) Ltd.:

Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands

For Hui Li:

Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong

Item 2(c).	Citizenship or Place of Organization:

Lucky Cup Holdings Limited - Cayman Islands

Fortunate Cup Holdings Limited - Cayman Islands

Centurium Capital Partners 2018, L.P. - Cayman Islands

Centurium Capital Partners 2018 GP Ltd. - Cayman Islands

Centurium Holdings Ltd. - Cayman Islands

Centurium Holdings (BVI) Ltd. - British Virgin Islands

Hui Li - Hong Kong

Item 2(d).	Title of Class of Securities:

American Depositary Shares each representing eight (8) Class A ordinary shares, par value US$0.000002 per share

Item 2(e).	CUSIP Number:

54951L109 (American depositary shares of the Issuer)

9

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Lucky Cup Holdings Limited	136,172,000	6.7%	0	136,172,000	0	136,172,000
Fortunate Cup Holdings Limited	8,606,500	0.4%	0	8,606,500	0	8,606,500
Centurium Capital Partners 2018, L.P.	144,778,500(2)	7.1%(3)	0	144,778,500	0	144,778,500
Centurium Capital Partners 2018 GP Ltd.	144,778,500(2)	7.1%(3)	0	144,778,500	0	144,778,500
Centurium Holdings Ltd.	144,778,500(2)	7.1%(3)	0	144,778,500	0	144,778,500
Centurium Holdings (BVI) Ltd.	144,778,500(2)	7.1%(3)	0	144,778,500	0	144,778,500
Hui Li	144,778,500(2)	7.1%(3)	0	144,778,500	0	144,778,500

(1)	As a percentage of 2,025,174,800 ordinary shares of the Issuer, comprised of 791,647,728 Class A Shares and 1,233,572,072 Class B Shares.

(2)	Represents (i) 136,172,000 Class B ordinary shares held by Lucky Cup Holdings Limited, a Cayman Islands company wholly owned by Centurium Capital Partners 2018, L.P. (“CCP 2018”) and ultimately controlled by Hui Li; and (ii) 8,606,500 Class B ordinary shares held by Fortunate Cup Holdings Limited, a Cayman Islands company wholly owned by CCP 2018 and ultimately controlled by Hui Li. Centurium Capital Partners 2018 GP Ltd. (“CCP 2018 GP”), is the sole General Partner of CCP 2018; Centurium Holdings Ltd., is the sole shareholder of CCP 2018 GP; Centurium Holdings (BVI) Ltd. is the sole shareholder of Centurium Holdings Ltd; Hui Li is the sole shareholder of Centurium Holdings (BVI) Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of CCP 2018 GP, Centurium Holdings Ltd., Centurium Holdings (BVI) Ltd and Hui Li may be deemed to indirectly beneficially own the shares of the Issuer held by Lucky Cup Holdings Limited and Fortunate Cup Holdings Limited.

(3)	The voting power of the ordinary shares beneficially owned by the reporting persons represents 11.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

10

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct:

Dated: February 13, 2020

Signature block for each filer who is an individual:

Hui Li	By:	/s/ Hui Li

Signature block for each filer who is an entity:

Lucky Cup Holdings Limited	By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

Fortunate Cup Holdings Limited	By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

Centurium Capital Partners 2018, L.P.	By:	Centurium Capital Partners 2018 GP Ltd., General Partner

	By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

Centurium Capital Partners 2018 GP Ltd.	By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

Centurium Holdings Ltd.	By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

Centurium Holdings (BVI) Ltd.	By:	/s/ Hui Li
	Name:	Hui Li
	Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement